June 27, 2006

David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-3561

Re: BUCA, Inc.

Supplemental response letter dated May 23, 2006, regarding the Form 10-K for fiscal year ended December 25, 2005

Filed June 2, 2006

File No. 0-25721

Dear Mr. Humphrey:

On behalf of BUCA, Inc. (“BUCA”), we hereby submit our response to the comment received from the Staff of the Commission by letter dated June 2, 2006. For your convenience, we have included the text of the Staff’s comment.

Form 10-Q for the Quarter Ended March 26, 2006

Item 4. Controls and Procedures, page 22

1.	We note your conclusion that, as of March 26, 2006, your disclosure controls and procedures remained ineffective to ensure that information required to be disclosed in the filed reports is recorded, processed, summarized and reported within specified time periods due to material weaknesses in internal control that have not yet been remediated. In view of these events and conditions, please tell us why you and your independent accountants believe that your interim financial statements may be relied upon. Your response should be detailed and specific.

Response:

As described in Item 9A. of our Annual Report on Form 10-K for the fiscal year ended December 25, 2005 which was filed with the SEC on March 27, 2006, we identified the following matters that we considered to be material weaknesses in internal control over financial reporting as of December 25, 2005: Operating Effectiveness of Accounting and Control Procedures and Application of GAAP Related to Accounting for Leases and Leasehold Improvements. With regard to the application of GAAP in the accounting for leases and leasehold improvements, we reviewed the accounting for leases and leasehold improvements and restated our 2004 and prior years’ consolidated financial statements to comply with GAAP.

With regard to the operating effectiveness of accounting and control procedures, we implemented controls including the preparation and monitoring of account reconciliations, expense accrual procedures and other financial close and reporting processes in the last two quarters of 2005. These controls did not operate effectively for a sufficient period of time. Therefore, we concluded that these control procedures were not effective.

We continue to evaluate processes and systems to improve internal controls over financial reporting. Specifically, we are in the design phase of a new accounting system. In addition to implementing a new accounting system, we are evaluating and designing financial processes and associated controls that will be enabled by the new accounting system.

In light of our conclusion for the quarter ended March 26, 2006 that our disclosure controls and procedures were ineffective due to the material weaknesses in internal control over financial reporting as summarized above, we applied compensating procedures and processes as necessary to ensure the reliability of our financial reporting. Such additional procedures included detailed management review of account reconciliations for all accounts, multiple levels of management review over variances to budget and prior year, signed sub-certification letters by all restaurant management and operational division vice presidents, disclosure committee review of financial statements and disclosures and external legal counsel review of disclosures.

Accordingly, management believes, based on the information known to it, that (i) the Form 10-Q for the quarter ended March 26, 2006 does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading with respect to the period covered and (ii) the financial statements, and other financial statements included Form 10-Q for the quarter ended March 26, 2006, fairly present all material respects of our financial condition, results of operations and cash flows. Therefore, we believe that those financial statements may be relied upon.

We are also aware of our requirements under the Securities Exchange Act Form 8-K Item 4.02, Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, to disclose certain matters if we believe financial statements should not be relied upon. We are not aware of any errors or omissions in the financial statement referred to previously that would warrant such disclosure.

Our independent auditors performed a review of financial information in our Form 10-Q for the quarter ended March 26, 2006 in accordance with Article 10 of Regulation S-X and Public Company Accounting Oversight Board standards.

Other

As requested, the Company confirms that comments included in our supplemental response letter dated May 23, 2006 will be complied with, and as such, future filings will reflect the comments.

We hope that our responses adequately address your comments. If you have any questions on this letter or need further assistance, please call Dennis J. Goetz, Vice President, Chief Accounting Officer (612) 225-3459 or me at (612) 225-3423.

Sincerely,

BUCA, Inc.

/s/ Kaye R. O’Leary

Kaye R. O’Leary

Vice President, Chief Financial Officer

cc:	Wallace B. Doolin (BUCA, Inc.)

John P. Whaley (BUCA, Inc.)

Dennis J. Goetz (BUCA, Inc.)